Exhibit 99.57

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions
QUEST RARE MINERALS LTD.
                  MINÉRAUX RARES QUEST LTÉE
Corporate name / Dénomination sociale
                                          678493-3
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.
                       Richard G. Shaw
Director / Directeur

                                 2010-04-21
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada	Industrie Canada	Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)
1    Corporate name
      Dénomination sociale
      QUEST URANIUM CORPORATION
      CORPORATION URANIUM QUEST
2    Corporation number
      Numéro de la société
      678493-3
3    The articles are amended as follows
      Les statuts sont modifiés de la façon suivante
      The corporation changes its name to:
      La dénomination sociale est modifiée pour :
      QUEST RARE MINERALS LTD.
      MINÉRAUX RARES QUEST LTÉE

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Peter J. Cashin
Peter J. Cashin
(416) 916-0777
Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ ou d’un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).
IC 3069 (2008/04)